03007500

PROCESSED
MAR 1 9 2003
THOMSON
FINANCIAL

TIOMIN
RESOURCES INC.

82-3430

PRESS RELEASE

TSX: TIO

March 5, 2003

SUPPL

UPDATE ON KWALE MINERAL SANDS PROJECT

TORONTO, CANADA:

Tiomin Resources Inc. is pleased to announce today an update on its Kwale mineral sands project. As previously announced, Tiomin's 16-year mining lease application has been approved by the Mining and Prospecting Licensing Committee of Kenya. Currently, the mining lease approval is approximately one-half way through the standard Government gazetting period, which is scheduled to conclude on April 23, 2003. To date, the Corporation believes there is no significant opposition to the mining lease approval and Tiomin anticipates the mining lease will be issued very quickly after the gazetting period is complete.

Mr. Jean-Charles Potvin, President of Tiomin was recently in Kenya and commented; "Tiomin is pleased with the solid support for the Kwale project expressed by President Kibaki's recently elected government. The new administration is already making visible progress in fighting corruption and in improving the governing infrastructure to attract further international investors, boosting the economy and job creation in Kenya."

The Kwale project's expected production continues to receive significant interest from potential customers and in particular for its zircon and rutile production, which are expected to comprise 75% of the Kwale project revenues.

Tiomin has engaged Ausenco Limited, an engineering firm based in Brisbane, Australia to begin the process of updating the feasibility study completed in April 2000 on the Kwale project. Tiomin expects to have the updated feasibility study and the related pilot plant testing completed by year-end and product sales agreements in place by that time frame. As well, Tiomin believes that it has and will continue to significantly improve the capital cost component and the rate of return on investment of the project during the course of the updated feasibility study. Construction of the Kwale project could start in early 2004. In planning for the production startup, Tiomin has initiated discussions towards arranging a concentrate haulage contract from the proposed Kwale mining operation to the shiploading facility.

The Kwale deposit is one of four titanium-bearing sands deposits discovered in Kenya by Tiomin and Tiomin intends to sequentially develop these deposits in the future.

For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227 or Ian MacNeily, VP-Finance, ext. 232.

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